Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PherDal Fertility Science, Inc.
405 W 2ND ST UNIT 1141
DIXON, IL 61021
https://www.pherdal.com/

Up to $1,069,999.04 in Common Stock at $1.87
Minimum Target Amount: $9,998.89

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PherDal Fertility Science, Inc.
Address: 405 W 2ND ST UNIT 1141, DIXON, IL 61021
State of Incorporation: DE
Date Incorporated: October 28, 2016

Terms:

Equity

Offering Minimum: $9,998.89 | 5,347 shares of Common Stock
Offering Maximum: $1,069,999.04 | 572,192 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.87
Minimum Investment Amount (per investor): $248.71

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

PherDal Phamily Bonus

Invest within the first week and receive 15% bonus shares

PherDal PhrienDs & Phamily Bonus

Invest within the first 15 days and receive 10% bonus shares

PherDal Early-testers Bonus

Invest within the first 30 days and receive 5% bonus shares

<u>Amount-based</u>

$500+

LinkedIn Investor Community

$1,000+

LinkedIn Investor Community

SWAG (1 item)

$2,500+

LinkedIn Investor Community

SWAG (2 items)

Exclusive Investor App - Bronze Tier

$5,000+

5% bonus shares

LinkedIn Investor Community

SWAG (3 items)

Exclusive Investor App - Silver Tier

5% Discount code

$10,000+

7% bonus shares

LinkedIn Investor Community

SWAG (4 items)

Exclusive Investor App - Gold Tier

10% Discount code

1 hours of consulting/support from Dr. Jenn via virtual meetings

$20,000+

10% bonus shares

LinkedIn Investor Community

SWAG (5 items)

Exclusive Investor App - Platinum Tier

15% Discount code

3 hours of 1:1 consulting/support with Dr. Jenn via virtual meetings

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PherDal will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $187. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

PherDal Fertility Sciences, Inc. ("PherDal" or the "Company") is a pre-revenue company that produces a patent-pending medical device invented by a husband and wife team after facing 16 months of unexplained infertility. After the second month of testing their invention, Dr. Jenn, a Ph.D. in biology, and Ryan, a Mechanical Engineer, conceived their daughter who would be the first of many PherDal babies.

In the US alone, an estimated 12.2 million people are struggling to conceive each cycle. This group of people includes couples, members of the LGBTQAI+, and single mother by choice communities who are not yet eligible, willing, or able to afford fertility treatment from a fertility clinic.

PherDal aims to bridge the gap between conceiving from home and invasive infertility treatments at a fertility clinic by offering the only patent-pending, safe, and sterile insemination kit to use at home.

Next Level Bioinformatics LLC, an Illinois limited liability company, was organized on October 28, 2016, as a data science consulting firm. On July 7th, 2021, Next Level Bioinformatics LLC filed an Application to Adopt an Assumed Name of "PherDal" for the portion of the company related to fertility science.

PherDal Fertility Science, Inc. (the "Company"), a Delaware C Corporation was formed on April 27th, 2022. On April 28th, 2022, the Company entered into an Asset Purchase Agreement with Next Level Bioinformatics, LLC, in which they acquired all assets excluding certain intellectual property from Next Level Bioinformatics, LLC.

On April 28th, 2022, the Company entered into an Intellectual Property License Agreement with Next Level Bioinformatics, LLC, in which Next Level Bioinformatics, LLC, is licensing all intellectual property in perpetuity, royalty-free to the Company.

Competitors and Industry

PherDal is a woman-owned and majority women-led medical device company that provides what is believed to be the only sterile over-the-counter intracervical insemination (ICI) kits that will be offered over-the-counter to consumers without a prescription. Each kit includes three sterile syringes and 3 sterile cups, both of which are disposable, one-time-use tools that allow for a hygienic method of artificial insemination.

<u>Competition</u>

Mosie Baby (Mosie, LLC) is a privately held and venture capital-backed company selling unsterile OTC insemination syringes as a kit that provides 2 syringes and one cup that requires reuse for approximately $99. Mosie has been in business since 2014 and does not offer sterile ICI. Mosie is an FDA-registered "non-dental irrigating syringe" under product code KYZ which is a class I medical device intended for general hospital use.

The inseminator is a patented dildo-like insemination kit that is available on Amazon.

Make a mom is a company that has a variety of sexually related insemination kits that also promotes finding donors and using non-sterile methods of conception.

There are numerous **sperm banks** that are FDA-registered as tissue banks in the US. However, these sperm banks are also selling or including ICI medical devices along with the sperm samples.

PherDal is a sterile, patent-pending, science-based insemination kit and their FDA-registered proof of concept kits sold out. PherDal's key differentiator is that they believe they are the only sterile ICI kit on the market. Their scientific hypothesis on the success of their proof of concept is centralized around neither introducing nor disrupting the vaginal microbiome. Changes in the microbiome can occur when any non-sterile objects are introduced into the vagina which is why their patent application's first claim is for a sterile ICI kit.

The FDA has recently focused on enforcing regulations of medical devices that interact with gametes, as demonstrated by the Tenderneeds Fertility recalls in 2021. Therefore, PherDal is strategically acting ahead of and leading the market by working with the FDA in an attempt to provide FDA-cleared ICI kits that would help to ensure the health and safety of OTC insemination kits for all. PherDal anticipates their patent for their sterile ICI kits will be awarded in late 2022. This would provide intellectual property protection to position PherDal as both the only FDA-cleared and sterile ICI kit on the market. This market-leading strategy is grounded in PherDal's mission to provide safe, sterile, OTC fertility options focused on the health and safety of their consumers.

Current Stage and Roadmap

We have engaged with the United States FDA to initiate the premarket submission process. It is our expectation to have PherDal cleared via 510(k) premarket notification by the end of 2022. Our patent-pending version of our insemination kit has started undergoing design for manufacturing and feasibility assessments with suppliers.

We are anticipating our patents will be approved in the third quarter of 2022. In the next 3-5 years, we would like PherDal to be available in local pharmacies across North America and Europe, providing a safe, sterile fertility option for everyone.

The Team

Officers and Directors

Name: Dr. Jennifer (Hintzsche) Westphal, Ph.D.

Dr. Jennifer (Hintzsche) Westphal, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director
  Dates of Service: April 27, 2022 - Present
  Responsibilities: Managing and executing the vision of the company. No salary taken. 100% owner of the LLC that licenses intellectual property to PherDal.

Other business experience in the past three years:

- **Employer:** Next Level Bioinformatics

Title: Chief Executive Officer
Dates of Service: October 28, 2016 - Present
Responsibilities: Managing a company's overall operations

Other business experience in the past three years:

- **Employer:** Omnicell 340B (formerly Pharmaceutical Strategie s Group)
  Title: Manager, Business Intelligence and Data Analytics
  Dates of Service: March 06, 2019 - January 08, 2021
  Responsibilities: o Lead, advocate, and communicate the product vision, release plan, and management of reporting and analytics for all product lines cross-functionally across the corporation o Communicate and negotiate with stakeholders, developers, SMEs, clients, and corporate leaders to ensure the product is meeting customer and corporate objectives o Excellent leadership and communication skills to ensure a motivated, creative, and positive work environment is created while holding the ultimate responsibility for the product’s definition, value, and performance

Other business experience in the past three years:

- **Employer:** Verstand, AI
  Title: Product Manager, Data and Business Intelligence
  Dates of Service: February 01, 2021 - May 07, 2021
  Responsibilities: Define product requirements in conjunction with key partners and based on data insights • Communicate opportunities, risks, constraints, and requirements in collaboration with stakeholders • Play a key role in on-going product delivery and launches • Manage the backlog by prioritizing and grooming stories based on the strategic priorities • Participate in all Agile scrum ceremonies • Develop and maintain deep product knowledge of all core products and their roadmaps. • Act as subject matter expert and point of contact for business teams on the overall BI experience. • Summarize complex technical solutions using non-technical language to communicate with stakeholders

Other business experience in the past three years:

- **Employer:** MediSpend
  Title: Director, Product Management
  Dates of Service: May 10, 2021 - July 07, 2022
  Responsibilities: -Drive strategic direction of MediSpend compliance suite of products -Develop and execute Data-Driven Compliance and SaaS Solutions - Responsible for developing world-class compliance products for the life sciences industry -Define product priorities and roadmap by collecting and synthesizing inputs from customers, partners, executives, sales, services, and engineering -Be the voice of the customer and work collaboratively with engineering to design and deliver products that meet customer and market needs -Evangelize the

product and become the subject matter expert for internal teams, customers, and market-facing communication -Partner with clients to understand their challenges and requirements and construct and execute a product roadmap working closely with the engineering, sales, and client services team -Ultimately responsible for client satisfaction by delivering the features that are of high-quality and delight the customers

Name: Ryan Westphal

Ryan Westphal's current primary role is with BorgWarner. Ryan Westphal currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Engineer
  Dates of Service: April 27, 2022 - Present
  Responsibilities: Developing and executing product functionality. Equity compensation of 1%, with $0 salary.

- **Position:** Secretary of the Board, Director
  Dates of Service: April 27, 2022 - Present
  Responsibilities: Organize meeting minutes and board responsibilities.

Other business experience in the past three years:

- **Employer:** BorgWarner
  Title: Senior Applications Engineering Manager
  Dates of Service: October 01, 2016 - Present
  Responsibilities: Led team of Applications Engineers and Product Designers to support current customer applications and new business opportunity pursuits. • Responsible for ensuring engineering deliverables such as DFMEA, DVP&R, product drawings/models, and prototype hardware are on time and budget. • Development and coaching of engineers and design staff to achieve maximum efficiency and effectiveness.

Name: Matthew Croll

Matthew Croll's current primary role is with Vector CFO. Matthew Croll currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer, Director
  Dates of Service: April 27, 2022 - Present
  Responsibilities: Senior financial leader with exceptional analytical skills and the ability to lead and develop teams to improve results. Recognized ability to

quickly assess and understand complex situations in order to create and implement impactful plans that deliver successful outcomes. Deep experience with mid-market companies across a variety of industries. Experience in planning and executing all aspects of acquisitions and divestitures. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

- **Employer:** Vector CFO
  Title: Founder and Principal
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Vector CFO, Inc. helps small businesses to develop and achieve their visions by serving as their part-time CFO and delivering the highest quality CFO services. Clients are typically <$50m in annual revenue - generally not large enough to need a full-time CFO but having business needs where a strong CFO can add meaningful value. In these cases, Vector CFO can provide a highly effective and efficient solution.

Name: Kristin Perez

Kristin Perez's current primary role is with SoCal Self Storage. Kristin Perez currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer, Director
  Dates of Service: April 27, 2022 - Present
  Responsibilities: Lead the strategic marketing and branding for all company communications. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

- **Employer:** SoCal Self Storage
  Title: Marketing Director
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Direct marketing projects for the company.

Other business experience in the past three years:

- **Employer:** Unplug Marketing LLC
  Title: Owner
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Lead and execute social media and digital marketing campaigns. Concierge consulting services to teach entrepreneurs marketing strategies.

Name: Dr. Rhonda Alexander

Dr. Rhonda Alexander's current primary role is with IUVO Consulting, LLC. Dr. Rhonda Alexander currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Regulatory Officer, Director
  Dates of Service: April 27, 2022 - Present
  Responsibilities: Ensure the company is following all regulatory and compliance best practices. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

- **Employer:** Norfolk State University
  Title: Adjunct Instructor
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Teach Introduction to Buisness and Entrepreneurship

Other business experience in the past three years:

- **Employer:** NSU Innovation Center
  Title: Executive Advisor
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Provide strategic leadership to the center and serve as the liaison between the center and the dean of the School of Business

Other business experience in the past three years:

- **Employer:** IUVO Consulting, LLC
  Title: CEO, Lead Consultant
  Dates of Service: January 01, 2016 - Present
  Responsibilities: U.S. FDA Regulatory compliance consulting

Name: Makeva Phelps

Makeva Phelps's current primary role is with Omnicell 340B (formerly Pharmaceutical Strategies Group) . Makeva Phelps currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: April 27, 2022 - Present

Responsibilities: Manages and executes the operational aspects of the business. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

- **Employer:** Omnicell 340B (formerly Pharmaceutical Strategies Group)
  Title: Customer Experience Manager
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Experienced Client Services Manager with a demonstrated history of working in the pharmaceutical industry. Strong business development professional skilled in Microsoft Applications, Medical Compliance, 340B Management, Healthcare, Benefit Design, and Auditing.

Name: David Hintzsche

David Hintzsche's current primary role is with HFI Enterprises Inc.. David Hintzsche currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: April 27, 2022 - Present
  Responsibilities: Executive leader of the board of directors who ensures accountability and is jointly responsible for the management of the officers. The chairman's job is to ensure that the company's obligations to its stakeholders are met. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

- **Employer:** HFI Enterprises Inc.
  Title: President
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Executes and manages the assets of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum

amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of product, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational insemination kit or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our insemination kit. Delays or cost overruns in the development of our insemination kit and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the

creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
PherDal Fertility Science, Inc. was formed on April 27th, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PherDal Fertility Science, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PherDal Fertility Science, Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 28 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names,

and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on PherDal Fertility Science Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PherDal Fertility Science Inc could harm our reputation and materially negatively impact our financial condition and business.

General Risk
As an early-stage company without fully developed operations or a long history to provide more disclosure, investing in the Company is considered high-risk. There may only be limited continuing disclosure about your Regulation Crowdfunding investment. Be sure you understand all disclosures of risk before investing.

Product & Industry Risk
Medical devices are a highly regulated industry that is overseen by several different government agencies across the globe. Therefore, medical device companies such as PherDal Fertility Science, Inc have compliance and regulatory obligations that impose

more risk for investors. While the Company continues to mitigate all known risk factors to remain compliant with all laws and regulations, the nature of the industry provides additional risks for investors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Next Level Bioinformatics, LLC (100% owned by Jennifer Westphal)	7,011,451	Common Stock	93.57%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 572,192 of Common Stock.

Common Stock

The amount of security authorized is 8,500,000 with a total of 7,493,551 outstanding.

Voting Rights

1 vote per 1 share.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

The total number of shares outstanding on a fully diluted basis, 7,493,551 shares, includes 7,011,451 shares of Common Stock and 482,100 shares of issued options.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have fewer rights than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company has been operating for under a year and can continue operating for another six to nine months without revenue generation based on the cash on hand. The operational costs associated with running the business are approximately $1,000-$1,500 a month in software supplies ($300-$500/month) and office space rental and overhead of approximately &700-$1000 a month. The costs of these operations can be financed from the CEO's savings for approximately 6 months.

Foreseeable major expenses based on projections:

We foresee two major expenses, the FDA Clearance process and our tooling/manufacturing process. We also foresee two more minor expenses in the form of StartEngine fees and in Initial C-Corporation formation requirements. Details of the expenses are outlined below based on quotations received from suppliers in each specialty.

<u>Use of Proceeds</u>:

• **Initial Corporatrion Formation Estimated Total: $55,000**

o Corporate Formation: $10,000

o Legal: $15,000

o Financial Review: $20,000

o Various Other: $10,000

- **FDA Clearance Estimated Total: $620,000**
  - o Prototype Tooling &manufacturing: $140,000
  - o Sterilization tooling: $110,000
  - o 510K Fees & Agent: $125,000
  - o FDA Testing requirements: $165,000
  - o Compliance & Regulatory fees: $80,000
- **Operating Expense Estimated Total: $357,550**
  - o 1 year of Payroll for 2 employees: $100,000
  - o Marketing & advertising: $62,550
  - o Production first 3,333 kits: $140,000
  - o Shipping first 3,333 kits Customers: $35,000
  - o Overhead: $20,000
- **StartEngine Fees: $37,450**

Grand Total: $1,070,000

Future operational challenges:

Upon receiving FDA clearance, we will be focused on scaling our sales including new channels and the related production needs to support anticipated rapid growth.

Future challenges related to capital resources:

As we grow, we will face future challenges concerning our growth, both growth financing and working capital financing.

Future milestones and events:

Key future milestones and events we foresee that will significantly impact the company include:

- Obtaining FDA clearance

- Efficient production runs up to 20,000 units

- Expansion into the retail sales channel

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the company has approximately $12,000 on hand. We have a company line of credit with American Express that has an outstanding balance of $0 with a flexible purchasing power that currently would allow us to borrow $65,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to company operations. Without these funds, we will not be able to pursue the 510K FDA clearance process required for us to generate revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the viability of the company. If we raise $1.07m, this will make up 99% of total company funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum of $10,000, the company can operate for an additional 3 months as we are structured today. During that period, we would seek other funding options to finance the FDA 510(K) clearance process.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we can fund the FDA clearance and the initial product manufacturing. After this, the company would be self-sufficient to generate cash flow to fund our operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If our crowdfunding-equity raise is successful, we would pursue bank financing for additional growth and working capital needs. We may also use future crowdfunding equity raises to assist with growth.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Next Level Bioinformatics, LLC
  Names of 20% owners: 100% owned by Jennifer Westphal
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Next Level Bioinformatics LLC, an Illinois limited liability company, was organized on October 28, 2016, as a data science consulting firm. On July 7th, 2021, Next Level Bioinformatics LLC filed an Application to Adopt an Assumed Name of "PherDal" for the portion of the company related to fertility science. PherDal Fertility Science, Inc. (the "Company"), a Delaware C Corporation was formed on April 27th, 2022. On April 28th, 2022, the Company entered into an Asset Purchase Agreement with Next Level Bioinformatics, LLC, in which they acquired all assets excluding certain intellectual property from Next Level Bioinformatics, LLC.
  Material Terms: On April 28th, 2022, the Company entered into an Intellectual Property License Agreement with Next Level Bioinformatics, LLC, in which Next Level Bioinformatics, LLC, is licensing all intellectual property in perpetuity, royalty-free to the Company.

Valuation

Pre-Money Valuation: $14,012,940.37

Valuation Details:

The pre-money valuation was completed based on a combination of potential market assessment and a short-term view of the investment required to get PherDal's patent-pending technology to market. We have two patents pending, in addition to our other intellectual property (IP) which includes a trademark. When we combine our IP with conservative market estimates along with our financial model, we arrived at our pre-money valuation.

To estimate the market size, we utilized publicly available data for our four target markets in the United States consisting of people struggling to conceive, people with male-factor infertility, the LGBTQ+ community, and single mothers by choice. In 2021 there were 332 million people in the US, 44 million of these biological females are within our target market range of 25-44 years old.

According to a recent study, 60% of households do not have a biological or adopted child in the house. Of these households, 55% of non-parents would like to have a child in the future according to a recent study. Of the 40% of houses with a biological or adopted child in the home, 25% of parents would like another child. By combining these studies the highest market cap of people trying to conceive a child in the US we estimate to be 19 million people. It is estimated by the CDC that one in five women will experience infertility, which we calculate to be the lowest market potential, at 3.6 million people. A recent study found that 64% of people have tried natural and alternative medicine when trying to conceive, when applied to our combined estimations this is a market size of 12.2 million people.

If we capture 1% of the US market alone, within one year, at $99 per kit, our revenue is projected to be $12.1 million at a gross profit of 60%. Once manufacturing is scaled, we anticipate our PherDal kits to sell for less than $149 with a direct-to-consumer unit gross margin of in excess of 75%.

The total number of shares outstanding on a fully diluted basis, 7,493,551 shares, includes 7,011,451 shares of Common Stock and 482,100 shares of issued options.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.89 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  94.5%
  FDA clearance process fees for research and development.

If we raise the over allotment amount of $1,069,999.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  4.0%
  Crowdfund marketing & advertisements.
- *Research & Development*
  56.0%
  Prototype tooling and manufacturing. FDA 510K Fees, consulting, and biocompatibility testing of the product to FDA standards. Compliance council and legal services to ensure regulatory guidelines are in place.
- *Corporate Setup*
  5.0%
  Corporation Formation, Legal fees, and financial review. Legal and compliance

consulting.

- *Company Employment*
  11.0%
  Hire up to 3 employees for helping with day-to-day operations after the FDA Clearance process, if successful, is completed.

- *Inventory*
  17.5%
  Production of the first inventory after the FDA clearance process and testing. This includes over 3,300 units and shipping costs to consumers.

- *Operations*
  1.0%
  Overhead for operating expenses such as office space rental and storage fees for inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.pherdal.com/ (www.pherdal.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pherdal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PherDal Fertility Science, Inc.

[See attached]

Next Level Bioinformatics, LLC. (the "Company") an Illinois Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Next Level Bioinformatics, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
The Company is succeeding its intellectual property and operations to a newly created entity, PherDal Fertility Science, Inc (See Note 7). Subsequent to the transfer, the company will be an owner in the new Company. The financial statements of that Company which are published in its Form C are critical to the understanding of these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 11, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,072	6,470
Total Current Assets	6,072	6,470
Non-current Assets		
Equipment, net of Accumulated Depreciation	545	-
Total Non-Current Assets	545	-
TOTAL ASSETS	6,617	6,470
LIABILITIES AND EQUITY		
Liabilities		
Due to Members	5,368	5,368
TOTAL LIABILITIES	5,368	5,368
EQUITY		
Member's Equity	20,981	3,613
Accumulated Deficit	(19,731)	(2,511)
Total Equity	1,250	1,102
TOTAL LIABILITIES AND EQUITY	6,617	6,470

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	25,100	-
Cost of Revenue	12,165	-
Gross Profit	12,935	-
Operating Expenses		
Advertising and Marketing	14,592	-
General and Administrative	15,467	2,511
Depreciation	132	-
Total Operating Expenses	30,191	2,511
Operating Income (loss)	(17,256)	(2,511)
Other Income		
Interest Income	37	-
Total Other Income	37	-
Provision for Income Tax	-	-
Net Income (loss)	(17,219)	(2,511)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(17,219)	(2,511)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	132	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	132	-
Net Cash provided by (used in) Operating Activities	(17,088)	(2,511)
INVESTING ACTIVITIES		
Furniture & Fixtures	(677)	-
Net Cash provided by (used by) Investing Activities	(677)	-
FINANCING ACTIVITIES		
Member Contributions/Distributions	-	5,368
Member's Equity	17,368	3,613
Net Cash provided by (used in) Financing Activities	17,368	3,613
Cash at the beginning of period	6,470	-
Net Cash increase (decrease) for period	(397)	1,102
Cash at end of period	6,072	6,470

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	13,613	-	-	13,613
Capital Contributions	-	-	-	-
Capital Distributions	(10,000)	-	-	(10,000)
Net Income (Loss)	-	-	(2,511)	(2,511)
Ending Balance 12/31/2020	3,613	-	(2,511)	1,102
Capital Contributions	17,367	-	-	17,367
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(17,219)	(17,219)
Ending Balance 12/31/2021	20,981	-	(19,731)	1,250

Next Level Bioinformatics, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Next Level Bioinformatics, LLC ("the Company") was formed in Illinois on October 28th, 2016. In 2021, the Company started selling products and did business under the name "PherDal". The Company has formed a corporation, "PherDal Fertility Science, Inc" in April 2022 and is licensing all intellectual property in perpetuity, royalty-free to the corporation. PherDal Fertility Science, Inc plans to earn revenue selling an at home insemination kit to people who are trying to conceive, by offering a safe affordable option to try before more invasive infertility treatments. The Company & PherDal Fertility Science, Inc are headquartered in Dixon, Illinois with customers located in the United States. The PherDal Fertility Science, Inc financials are represented on a separate document.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. Consulting fees are invoiced upon end of consultation scope of work with a no refund policy. Consulting fees are due at the time of invoice.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of general corporate expenses such as legal fees, office expenses, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation during the periods under review.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 7 – Subsequent Events disclosure for agreements entered with PherDal Fertility Science, Inc, which consists of the same ownership group.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The company is presently a single member LLC with all ownership interests reserved by its founder. The company plans to issue simple agreements for future equity (SAFE) to future investors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 11, 2022, the date these financial statements were available to be issued.

On April 28th, 2022, the Company entered into an Asset Purchase Agreement with PherDal Fertility Science, Inc, in which they sold all assets excluding certain intellectual property to Next Level Bioinformatics, LLC, in exchange for 7,011,451 common shares, which constitutes all issued and outstanding common shares of PherDal Fertility Science, Inc.

On April 28th, 2022, the Company entered into an Intellectual Property License Agreement with PherDal Fertility Science, Inc, in which the Company is licensing all intellectual property in perpetuity, royalty-free to the corporation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PherDal Fertility Science, Inc.

Building families through science.


Fertility Science At Home
Simple. Affordable. Effective.
PherDal
PherDal
Love
*The above is a rendering of a future product. Images are from the proof of concept kits.
Product is still currently under development and is not yet available on the market.

Website | DIXON, IL | HEALTH TECH

$0.00 raised

0 Investors	$14M Valuation
$1.87 Price per Share	$248.71 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

We believe PherDal is the only sterile, patent-pending, at-home insemination kit out there. Our goal is to provide access to safe and affordable fertility options backed by science. While we are pre-revenue, we have established the trademark for "Pherdal" and our proof-of-concept kits sold out in just 90 days and helped others conceive. We anticipate having a product on the market by the end of 2022.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We believe we will disrupt the growing infertility space (source) by offering the first FDA-cleared, sterile, patent-pending, intracervical insemination kit as an affordable, over-the-counter fertility option people can try before more expensive and invasive fertility options.
- The Fertility Treatment Market size is valued at $14.27 billion in 2020 and is expected to reach $21.7 billion by 2025 (source).
- PherDal was created by a husband and wife team who experienced infertility first-hand and conceived their daughter in two months using the device. Their proof of concept kits also helped others conceive and the second PherDal baby was recently born with others on the way.

OVERVIEW

Empowering people to take control of their fertility journey

Here at PherDal, we aim to provide a science-based, safe, sterile, and affordable fertility option - all in the privacy of your own home.


PherDal Fertility Science Inc
INVEST TODAY
Believed to be the only sterile at home Insemination kit

*The above is a mage of a proof of concept kit. Final future product is still currently under development and is not yet available on the market.

In addition to making the fertility journey less invasive, we feel we are a source of support for the LGBTQAI+ community, single parents by choice, and people struggling with infertility. With that, **we believe Pherdal offers the only patent-pending, sterile, at-home intracervical insemination kit.**

Founded by a couple who has experienced infertility themselves - our company genuinely understands the hurt, frustration, and pain of trying to conceive. After Dr. Jenn and her husband created PherDal, they conceived their first child in the second month of use. It gave them hope that they could help others as well.


PherDal
BUILDING FAMILIES
through science

THE PROBLEM

1 in 5 women aged 15 to 44 years have difficulty conceiving after one year of trying

An additional 1 in 4 have difficulty carrying a pregnancy to term (source). On top of that, many people also struggle to even afford the services fertility clinics offer (source). The need for assisted reproduction technology is growing at a rate of 5-10% per year to meet the demand of increased infertility (source). We think people need access to safe, sterile fertility options to try in the privacy of their own homes - especially before trying more invasive measures.


ANNUAL US MARKET POTENTIAL
3
million
diagnosed with infertility
12 million
people willing to try alternative methods to conceive
19 million
want to conceive a child
44 million
ages 25-44 years old
75 million
females of childbearing age

(source, source, source, source, source)

Intrauterine Insemination, or IUI, is often the first line of fertility treatment and is performed in a sterile environment at a fertility clinic (source, source). However, there is a lesser-known form of artificial insemination called Intracervical Insemination or ICI that can be a great first-line of fertility treatment too (source). A 2015 study showed ICI, like the PherDal kit offers, and IUI have the same live birth rate over a 6 month time period in medicated and natural ovulation cycles (source). Similar results were found in a 2018 study (source).

However, we believe our ICI kit is the first to combine the sterile environment of the fertility clinic with the at home capabilities of artificial insemination. When it comes to the importance of sterile environments for infertility treatments, a 2017 study showed that women diagnosed with idiopathic (or unknown) infertility were proven to have a significant differentiation in the proportion of 3 bacterial species naturally present in the vaginal microbiome (source, source). Since then, there has continued to be more scientific research published about the role the microbiome plays in infertility. So much so that a 2020 review of clinical practice recommendations for fertility specialists called the vaginal microbiome the “new frontier” that would increase the overall knowledge of reproductive health (source).

Therefore, we believe we’re bridging the gap between traditional conception and more invasive options with a sterile ICI option for couples facing infertility, including male factor infertility, single mothers by choice, and the LGBTQ+ community.


Bridging the gap
PherDal
Fertility Science, Inc.

THE SOLUTION

Safe, sterile, at-home fertility option for everyone

We are looking to make safe and sterile at-home insemination possible. That's why PherDal at-home insemination kits are designed to be able to deliver the sperm closer to the egg, potentially bypassing any bacterial or anatomical interference.


PherDal
PherDal

Simple.
Affordable.
Effective.

Can Decrease Distance From Sperm

40% of couples struggle with male-factor infertility, abnormal sperm morphology, count and motility

You Don't Have To Wait A Year

We can provide a safe, private and affordable option for people to try before expensive fertility treatments

Bacteria Have Been Linked To Infertility

Our kit is sterile, this is because 3 normal bacteria have been linked to unexplained infertility when disproportionately present in the vagina

(source, source, source) *The above is a mage of a proof of concept kit. Final future product is still currently under development and is not yet available on the market.

We feel that PherDal is leading the industry by including 3 sterile syringes and 3 cups, per kit. That means more chances per month at less cost - without reusing anything.

We feel our business model is similar to at-home, over-the-counter, pregnancy tests. But what we think makes us unique is what we see as our unestablished niche market. We don't think enough people know that sterile Intracervical insemination (ICI) is an option to try before Intrauterine insemination (IUI) - as a safe, affordable, way to try and build families.


STERILE EO
STERILE EO
STERILE EO

*The above is a mage of a proof of concept kit. Final future product is still currently under development and is not yet available on the market.

THE MARKET

The fertility treatment market is growing

The Fertility Treatment Market size is valued at $14.27 billion in 2020 and is expected to reach $21.7 billion by 202 (source).

Not to mention, almost two-thirds (64%) of couples trying to get pregnant have tried alternative or natural remedies to conceive (source).

We have found a new niche industry containing an estimated 12.2 million people struggling to conceive each year (source). PherDal has the potential to offer these people a method of artificial insemination option that we feel is safe, sterile, and private - and we think we are the only ones doing so.


PherDal
OVULATION JOURNAL
PherDal

$14.27B
Fertility Treatment Market, 2020

$21.7B
Global Fertility Treatments Market, 2025

12.2M
People are struggling to conceive each year.

(source, source, source, source, source) *The above is a mage of a proof of concept kit. Final future product is still currently under development and is not yet available on the market.

OUR TRACTION

PherDal's conception and progress

Here's our timeline of how our founders overcame unexplained infertility, and how PherDal helped:

2017
After 14 months of unexplained infertility, PherDal is invented and Dr. Jenn is pregnant

2018
Dr. Jenn gives birth to Lois, the first PherDal baby

2021
PherDal sells first 200 kits of patent-pending inventory, registers with FDA and a line of customers is waiting!

While PherDal started as the founder's story, our proof of concept kit launched last year - **selling out in under 4 months**. Most importantly, we believe PherDal helped others successfully conceive too. We have now set a goal to be the only FDA-cleared insemination kit offered over-the-counter as a safe and sterile fertility option.


PherDal

*The above is a mage of a proof of concept kit. Final future product is still currently under development and is not yet available on the market.

WHY INVEST

We intend to disrupt the growing infertility space

And to us, success is giving people the potential to feel hope on their fertility journey.

In the next 3-5 years, we anticipate PherDal being available in local pharmacies across North America and Europe - potentially providing a safe, sterile option for everyone.

We have already engaged with the United States FDA to initiate the premarket submission process. And with that, we anticipate having PherDal cleared via 510(k) premarket notification by the end of 2022.

Once manufacturing is scaled, we anticipate our PherDal kits to sell for less than $149 with a direct-to-consumer unit gross margin of in excess of 75%.

We believe our patent is on track to be awarded this fall, putting us in the position, we feel, to potentially disrupt the 2023 market with our anticipated, patented, FDA-cleared, OTC medical device.


PherDal
Own your journey
PherDal

*The above is a mage of a proof of concept kit. Final future product is still currently under development and is not yet available on the market

October 2016



Dr. Jenn & Ryan are married

Dr. Jenn & Ryan were newlyweds that had been trying to conceive for 2 months but infertility wasn't a concern.

Late 2017


Created PherDal

Unexplained Infertility

Dr. Jenn was speaking about her research in 3 different countries and used the plane rides to conceive the idea for PherDal after her unexplained infertility diagnosis.

January 2018


TTC

PherDal worked!

Dr. Jenn successfully tested her own hypothesis and in two months, PherDal was used to conceive Dr. Jenn and Ryan's daughter.

September 2018



The first PherDal baby is born.

The device that helped Dr. Jenn & Ryan conceive created their beautiful daughter. Dr. Jenn starts sharing with others what it took for them to conceive their daughter.

March 2019



Our family is expanding!

With baby number 2 on the way, we started to think about how we could help others conceive as we had.

October 2021



FDA-registered POC

We launched our successful proof of concept and sold out in under 4 months and helped others conceive! We decided to pursue FDA clearance to grow the company

April 2022

Bring in experts

After the success of the first PherDal kits, PherDal Fertility Science, Inc. is formed. We have asked experts to join us in helping make a safe, sterile, affordable fertility option.

June 2022

PherDal Fertility Science, Inc. Launched on StartEngine

Now YOU can own a part of our company!

Fall 2022



2022 PherDal babies & Patent Decision

We hope to have our two patents approved as the babies conceived from our proof of concept kits are being born.

Winter 2022


PherDal

FDA-Clearance

We have engaged with the United States FDA to initiate the premarket submission process. It is our expectation to have PherDal cleared via 510(k) premarket notification by the end of 2022.

January 2023



Market Disruption

We intend to disrupt the 2023 market with our patented, FDA-cleared, OTC medical device.

In the Press

SHAW MEDIA

First Time Moms BEYOND 35


BOMB
MOM

SHOW MORE

Meet Our Team



Dr. Jennifer Hintzsche, Ph.D.

Chief Executive Officer

Dr. Jenn is a wife, mother, innovator, and passionate advocate for women's health. Hintzsche was Northern Illinois University's first recipient of a doctoral degree in bioinformatics (a field of study that combines computer science and biology) in 2014 after obtaining a Master's Degree in the same subject. She earned her BA in Biochemistry from Augustana College. She is the author of over two-dozen peer-reviewed scientific articles and her work has been cited nearly 500 times in respected science journals for her clinical expertise.

Dr. Jenn was diagnosed with unexplained infertility in 2017 and was told expensive fertility options were her only chance at conceiving. Hintzsche and husband Ryan invented and conceived their daughter using their patent-pending PherDal kit. PherDal is the only sterile at-home insemination kit that has already helped over a dozen women conceive. PherDal is located in Dixon, IL and is registered with the FDA as an over the counter medical device.



Karla Loken DO OBGYN FACOOG

Advisor

It is an exciting time to be a physician in Industry. I am always learning, and cherish the opportunity to collaborate with talented people in all areas of medical affairs, regulatory, research, and medical education, making a global impact on women's health! I of course miss and always will miss the privilege to be 1:1 with patients. I was so lucky to have opportunities and experiences as an OB/GYN in private practice /MIS, in academics, and as a hospitalist.

Experienced in:

Medical Device Development and Strategy, Marketing and VOC

FDA and EU MDA experience in CER, CEP and PFCP and COPA

Medical Affairs, Regulatory, Payors , Pharmacovigilance, Medical Education, Device Proctoring, and Medical Marketing and HEOR, PMRP, Good Clinical Practice. Clinical Trail Oversight and Onboarding as well as protocol development. VEEVA, Medra, AGILE, Scrum, and Oracle & Teams experience. Individual career transition coaching. Cross-functional team player. Consulting on non-clinical career transition for physicians. Patient Journey, Payer Ad Board Development. Evidence Generation, GCP, Clinical Research Oversight, Onboarding, and Protocol development. ACOOG gov affairs committee -post. PESC- Graduate Education Review committee - post. Girls Experiencing Medical Science mentor (Gems) girl-scout camp.



Kristin Perez

Chief Marketing Officer

Kristin Perez is the owner of Unplug Marketing which first established PherDal's social media presence in late 2021. Kristin enjoys using her social media skills to contribute to the success of small businesses. She has been in the marketing industry, and specifically social media for over 15 years.

In her free time, Kristin likes to hike and spend time with her husband and two-year-old daughter.



Dr. Rhonda Alexander

Chief Regulatory Officer

Dr. Rhonda Alexander is a global entrepreneur, speaker, coach, and author. She is the founder of IUVO Consulting, LLC, an international regulatory-compliance consulting firm, and E2 Entrepreneur & Executive Coaching, LLC, a firm dedicated to facilitating the growth and development of entrepreneurs and leaders.

In addition to authoring three books: EntrHERpreneur, Your Life's Calling, and Side-Hustle or Sustainable, Dr. Rhonda has worked with organizations and professionals around the world. As a result, she has garnered more than 25 years of unique experiences that make her a creative organizational strategist, as well as an inspired, compassionate, and driven speaker and coach.

Dr. Rhonda is the mother of Maiyah, an amazing young woman, who is the joy and pride of her life.



Makeva Phelps

Chief Operations Officer

With over 25 years of various pharmacy, account management, audit and operations experience, Makeva collaborates with executive leadership, internal and external clients to define long-term goals and identify ways to support the clients mission. Makeva's primary focus is process improvement, efficiency, and training and development. Makeva is a strategic, innovative, and results driven leader committed to partnering with business stakeholders to improve performance and drive results. Makeva is dedicated to enhancing customer and client engagement and fostering a culture that supports the overall business objectives. Prior to joining the Pherdal Executive board, Makeva held roles as a Client Experience Manager, Operations Manager, and Benefits Auditor. Makeva holds a B.S. Business Forensics from Franklin University and B.A. Business Administration from University of Phoenix.



Tessa Mills

Advisor, Brain-based coach + fertility doula for women

Hey friend! I'm Tessa Mills, the second PherDal momma as well as a brain-based coach, fertility doula and bodyworker.

I'll help you understand how your mind-body machine works, use intuitive questioning to help you uncover your own answers and teach you self-care tools that fuel your journey to creating the life you desire.

When I say "self-care", I'm not talking about expensive spa treatments or bubble baths (although those feel pretty damn good once in awhile!).

I'm talking about self-care tools that help you 1) become aware of the thoughts making you feel like shit and 2) Re-wire your thinking to calm your nervous system and fuel the most evolved parts of your brain (i.e. So you can

So whether you want to take charge of your reproductive health and fertility, discover the courage to leave a toxic relationship, or simply create a soul-affirming life that has you jumping out of bed before the sun comes up, I'll guide you there with fun, effective and science-based tools and strategies.



Ryan Westphal

Chief Engineer & Secretary of the Board

Ryan Westphal has 15+ years of engineering experience in the automotive and aerospace industries. Over the last 10+ years, he has been focused on the development of emissions devices such as heat exchangers, rotary electric valves and actuators. Ryan currently brings his breadth of experience and leadership in new product launch to a team of engineers, designers and technicians working with the major commercial vehicle and passenger car OEM's in North America.

Ryan received his Bachelor of Science in Mechanical Engineering from Northern Illinois University in 2008 and resides in Dixon, IL with his wife Jenn and children Lois and Zack. In his free time he is an avid Chicago Bears fan, enjoys tinkering on his car and advancing his 3D printing skills.



Matthew Croll

Chief Financial Officer

Matt Croll has nearly 30 years of finance experience including more than 15 years a CFO. He has worked with a variety of companies in manufacturing, distribution, consumer products, agriculture, and professional services. Matt brings a multi-faceted view to business opportunities and a strong analytical perspective to business decisions. He founded Vector CFO in 2014. Vector CFO delivers fractional CFO services to companies that have needs best served by a seasoned CFO but who lack the scale to require a full-time CFO. During his career, Matt has evaluated dozens of M&A opportunities and executed more than 25 acquisitions or divestitures of businesses. He has also served as CFO during periods of rapid growth within companies. Matt received his BS in Accountancy from the University of Illinois and his MBA from Northwestern University. He is a registered CPA. Matt resides in Naperville, IL with his wife and two daughters. He enjoys staying active and participating in various sports in his spare time.



David Hintzsche

Chairman of the Board

David Hintzsche was part of the team who grew a family-owned agri-business into a company. For 42 years, he had a successful career with many titles at Hintzsche Fertilizer, Inc., in Illinois. The business grew with over 150 million in sales, 225 employees at 15 ag retail locations, and many contract pork production sites in northern Illinois and eastern Iowa. He is also the grandfather of the first PherDal baby.

David started working at Hintzsche Fertilizer, Inc. as a Second-shift Feed Mill Operator while attending Waubonsee Community College. After two years of college, he became a custom operator, then Troxel Plant Manager. In 1979, David became the Agronomy Division Manager for 11 years, moving his way up in the organization to the General Manager. In 1995, he became the President and Chief Executive Officer. He led the family owned business for 19 years before it was sold in 2014.

David was on several board affiliations including: Hintzsche Companies from 1990 to 2014, Premier Crop Systems from 2000 to 2007 and joined the board again in 2014. He was also on the board at DeKalb County Economic Development Corporation from 2005 to 2013, and United Suppliers and Agricultural Retailers Associations from 2011 to 2014. He was a Vistage (CEO peer group) member from 2002 to 2014 and recently joined the Willard Agri-Service Board of Directors at the beginning 2015.



Kelly Hintzsche

Advisor

My law practice is focused in the areas of business and corporate transactions; estate planning and administration; and residential and commercial real estate. I have advised corporate clients on various formation and governance matters, in addition to handling estate planning and probate and trust administrations. My commercial real estate practice includes property development, economic incentives and zoning matters. My residential real estate practice includes preparing real estate contracts and assisting clients throughout the closing process.

I have also represented municipalities in the formation and administration of tax increment financing districts and other municipal financing mechanisms in addition to serving as general counsel on day-to-day governance matters.

I received my J.D. from Northern Illinois University College of Law in 2008 and prior to that earned a B.S. degree in Criminal Justice at Illinois State University in 2005.

Offering Summary

Company	PherDal Fertility Science, Inc.
Corporate Address	405 W 2ND ST UNIT 1141, DIXON, IL 61021
Offering Minimum	$9,998.89
Offering Maximum	$1,069,999.04
Minimum Investment Amount (per investor)	$248.71

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,347
Maximum Number of Shares Offered	572,192
Price per Share	$1.87
Pre-Money Valuation	$14,012,940.37

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

PherDal Phamily Bonus

Invest within the first week and receive 15% bonus shares

PherDal PhrienDs & Phamily Bonus

Invest within the first 15 days and receive 10% bonus shares

PherDal Early-testers Bonus

Invest within the first 30 days and receive 5% bonus shares

Amount-based

$500+

LinkedIn Investor Community

$1,000+

LinkedIn Investor Community

SWAG (1 item)

$2,500+

LinkedIn Investor Community

SWAG (2 items)

Exclusive Investor App - Bronze Tier

$5,000+

5% bonus shares

LinkedIn Investor Community

SWAG (3 items)

Exclusive Investor App - Silver Tier

5% Discount code

$10,000+

7% bonus shares

LinkedIn Investor Community

SWAG (4 items)

Exclusive Investor App - Gold Tier

10% Discount code

1 hours of consulting/support from Dr. Jenn via virtual meetings

$20,000+

10% bonus shares

LinkedIn Investor Community

SWAG (5 items)

Exclusive Investor App - Platinum Tier

15% Discount code

3 hours of 1:1 consulting/support with Dr. Jenn via virtual meetings

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PherDal will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $187. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PherDal Fertility Science, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2022 All Rights Reserved

About

Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On January 11th 2018 at 7:02 in the morning after 16 months of infertility, I fell to my knees on the bathroom floor sobbing. All I could manage to get out wee\re the words it worked. That was the morning I got to tell my husband that he was going to be a dad.

My name is Dr. Jennifer Hintzsche and I am the CEO and founder of PherDal Fertility Science. Like most companies, PherDal was started as a way to solve a problem.

I have my Ph.D. in biology and my husband is a mechanical engineer.

We were diagnosed with unexplained infertility.

It was hard for me to hear that I was infertile.

Our next option we were given was to try 3 months of interuterine insemination or IUI that wouldn't be covered by insurance.

So instead I dug into the scientific research and what I found out is there's an alternative called intracervical insemination or ICI.

The physical difference between IUI and ICI is really only this distance.

And so what happened with PherDal is instead of going into the uterus you're actually depositing the semen at the opening of the cervix.

As a scientist, I knew the importance of aseptic technique and I couldn't find anything on the market that was sterile and made for intracervical insemination.

*The above information is based on internal research and management's experience.

So instead I invented what is now known as the PherDal kit.

A recent study found no difference in the live birth rate between IUI and ICI like the PherDal kit offers.

My hypothesis is that PherDal works because it bypasses anatomical as well as bacterial conditions to get the sperm closer to the egg.

After 2 months using the PherDal kit our daughter Lois who is now three and a half was conceived.

I named my company PherDal because I took my infertility diagnosis; used my Ph.D., and became fertile.

1 in 5 heterosexual women aged 15 to 44 years have difficulty conceiving after one year of trying.

On top of that many people also struggled to even afford the services fertility clinics offer.

Recently, the second PherDal baby was born and the mother facetimed me from the hospital and it was one of the most amazing experiences of my life.

**This testimonial may not be representative of the experience of other customers/users and is not a guarantee of future performance or success.*

According to a recent study infertility is increasing by 5 to 10% per year. We think people need access to a safe sterile fertility option to try in the privacy of their own homes.

I didn't know what would happen last year when I started this company but after a proof-of-concept kits sold out, in my view that demonstrated a need in the market. And also fueled me to want to help more people.

In the next three to five years, we anticipate PherDal being available in local pharmacies across North America and Europe potentially providing a safe sterile option for everyone.

We have already engaged with the United States FDA to initiate the pre-market submission process.

And with that we anticipate having PherDal cleared via the 510k pre-market notification by the end of 2022.

We believe our patent is on track to be awarded this Fall putting us in the position, we feel, to potentially disrupt the 2023 market with our anticipated, patented, fda-cleared, over-the-counter medical device.

Invest today and help us build families through science.

Throughout video:

POC images

**Images used in this video are of the proof of concept product. PherDal is not currently available on the market.*

**The above is a rendering of a future PherDal kit. Images are computer generated demo versions. Product is still currently under development.*

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.